

CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

<u>Independent Auditors' Report</u>

To Management
Phoenix PharmaLabs, Inc.
Woods Cross, Utah

We have audited the accompanying financial statements of Phoenix PharmaLabs, Inc. (the Company), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, changes in stockholders' equity/deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. ln making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix PharmaLabs, Inc. as of December 31, 2018, and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
LEHI, UT | 2989 WEST MAPLE LOOP DRIVE STE 210, LEHI, UT 84043 | PHN 801.328.2011 FAX 801.766.1551
OGDEN, UT | 4605 SOUTH HARRISON BLVD STE 201, OGDEN, UT 84403 | PHN 801.328.2011 FAX 801.689.2303

info@wsrp.com

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has experienced significant operating losses, negative working capital, and operating cash outflow. These factors create substantial doubt about the Company's ability to continue as a going concern entity. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

WSRP, LLC

Salt Lake City, Utah
October 27, 2020

Phoenix PharmaLabs, Inc.

A Utah Corporation

Financial Statements

December 31, 2018

Phoenix PharmaLabs, Inc.

TABLE OF CONTENTS

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018

		2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$	37,344
Total Current Assets		37,344
TOTAL ASSETS	$	37,344
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$	30,382
Related party loans payable - current		1,964,449
Total Current Liabilities		1,994,831
Total Liabilities		1,994,831
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 2,650,000 shares issued and outstanding as of December 31, 2018.		265
Common Stock, $0.0001 par, 55,000,000 shares authorized, 22,493,128 shares issued and outstanding as of December 31, 2018.		2,249
Additional paid-in capital		5,955,706
Net Profit / (Loss)		(939,817)
Accumulated deficit		(6,975,890)
Total Stockholders' Equity/(Deficit)		(1,957,487)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	37,344

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018

	2018
Net revenues (Grant Funds collected)	$ 66,654
Costs of net revenues	-
Gross profit/(loss)	66,654
Operating Expenses:	
Bank Charges	41
Chemical Supplies	9,204
Industry Research	100
Internet Expense	922
Licenses	125
Meetings	5,642
Office Supplies	493
Postage	78
Printing	457
Accounting	400
Business Development Expense	337,050
Chemistry Consulting	4,507
Crowdfunding Fees	57,634
Legal Fees	12,218
Promotional Expense	5,385
State Tax	100
Meals	467
Travel	4,988
Advertising	2,000
Management Wages	452,812
Contract Testing	4,513
GMP Contract	44,131
Miscellaneous	100
Patent Legal Fees	1,199
Computer Repairs	245
Rent	5,010
Total Expense	949,821
Other Income/(Expense):	
Interest expense	56,650

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018

Total Other Income/(Expense)	56,650
Provision for income taxes	-
Net loss	$ (939,817)

PHOENIX PHARMALABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the year ended December 31, 2018

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2018	2,650,000	$ 265	21,588,388	$ 2,159	$ 5,222,954	$ (6,975,890)	$ (1,750,512)
Common stock issued for services	-	-	542,981	54	439,762	-	439,816
Common Stock issued for Debenture conversion.	-	-	361,759	36	292,990	-	293,026
Net loss	-	-	-	-	-	(939,817)	(939,817)
Balance at December 31, 2018	2,650,000	265	22,493,128	2,249	5,955,706	(7,915,707)	(1,957,487)

PHOENIX PHARMALABS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

	2018
Cash Flows From Operating Activities	
Net Loss	$ (939,817)
Adjustments to reconcile net loss to net cash used in operating activities:	
Related party loans payable issued for services	312,900
Common stock issued for services	439,816
Interest expense paid with common stock	55,380
Changes in operating assets and liabilities:	
Increase/(Decrease) in accounts payable	28,038
Net Cash Used In Operating Activities	(103,683)
Cash Flows from Financing Activities	
Cash paid for debentures that didn't convert	(9,998)
Net Change In Cash	113,681
Cash at Beginning of Period	151,025
Cash at End of Period	$ 37,344
Supplemental Disclosure of Non-Cash Financing Activities	
Debt converted to common stock	$ 293,026
Common stock issued for services	$ 439,816
Cash paid for interest	$ 1,270

NOTE 1: NATURE OF OPERATIONS

Phoenix PharmaLabs, Inc (the "Company"), is a corporation organized January 23, 2002 under the laws of Utah. The Company was formed to develop pharmaceutical drugs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. Cash and cash equivalents consisted of cash on hand and demand deposits with banks and other financial institutions.

Research and Development

The Company expenses research and development costs as incurred.

Grant Revenue Recognition

The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as "incidental" or "peripheral" which would result in the presentation of grant revenue as "Other income". The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted and approval is reasonably assured.

With respect to revenue recognition, the Company adopted the Milestone method of revenue recognition under Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 605-28 "Revenue Recognition – Milestone Method" and it believes it meets the requirements under ASC 605-28 for reporting contract revenue under the Milestone Method for the fiscal year ended December 31, 2018.

Advertising & Promotion

The Company expenses advertising and promotion costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforward of $1,517,968 as of December 31, 2018. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2030, the Company has recorded a full valuation allowance to reduce any net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: BASIS, FINANCIAL CONDITION & GOING CONCERN

The accompanying financial statements have been prepared on an accrual basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has a net loss of $939,817 during the year ended December 31, 2018, has negative cash flows from operations, and has an accumulated deficit of $7,915,707 as of December 31, 2018, and whose current liabilities exceed current assets by $1,957,487 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and is continuing its plans to generate operating funds to satisfy its capital needs by: a) continued application for appropriate government grant funding; b) raising debt or equity financing, and: c) seeking collaborative relationships with one of more commercial pharmaceutical partners. No assurance can be given that the Company will be successful in these efforts.

NOTE 4: CAPITAL STRUCTURE

The Company authorized 55,000,000 shares of common stock with $0.0001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of December 31, 2018, 22,493,128 shares of common stock were issued and outstanding. As of December 31, 2018, 2,650,000 shares of preferred stock were issued and outstanding.

NOTE 5: CONVERTIBLE DEBENTURE CONVERSION

During the year ended December 31, 2017, the Company entered into zero coupon original issue discount convertible debentures with nine investors in exchange for cash totaling $220,000. The debenture agreements matured on November 30, 2018 and bear effective interest rates ranging from 21% to 26%. In October of 2018, the Company issued 361,759 shares of common stock to seven holders of the convertible debentures electing to convert to Common shares in advance of their maturity, and its obligations to these investors was fully satisfied, while the two remaining holders were repaid with interest upon maturity.

NOTE 6: RELATED PARTY LOANS PAYABLE

The Company has entered into loan agreements with related parties over the years, mostly for unpaid compensation and for services rendered by management and consultants, including in 2018. These agreements are not collateralized, have no maturity date, bear no interest, and are booked as earned and intended to be repaid if and when economic conditions permit.

NOTE 7: STOCK ISSUED FOR SERVICES

In 2018, the Company issued 542,981 shares of common stock to its CEO, William W. Crossman, for services valued at $439,816 based on the Company's employment agreement with Mr. Crossman.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no events were noted, except as detailed below.

The Company's research and testing schedule has decreased, as scientific contract research organizations have initiated procedures to curtail the spread of the COVID-19 outbreak in the U.S. and in Canada, resulting in approximately a 3-4 month delay in the expected research schedule. While the Company considers the slowdown to be temporary, however if it continues, it may possibly materially affect the Company's overall liquidity.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company's ability to meet its research and development schedule, and consequently may therefore impact the company's ability to generate additional grant funding, equity financing and may then impact its financial position, and liquidity in fiscal year 2021. No evidence of any adverse impact is notable at this time.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: ONGOING GRANT FUNDING

On July 26, 2018 The National Institutes of Health awarded the Company an SBIR grant in the amount of $186,687. The grant is considered to be an exchange transaction. Accordingly, revenue is recognized when collected and expenses are recognized as incurred. As of December 31, 2018, the Company had drawn $25,788 of the available funds, and still had $160,899 in funds available, to be collected and used for grant purposes generally within 18 months.

On September 17, 2018 The United States Army Medical Research and Material Command awarded the Company a grant in the amount of $2,724,151. The grant is considered to be an exchange transaction. Accordingly, revenue is recognized when collected and expenses are recognized as incurred. As of December 31, 2018, the Company had drawn $40,866 of the available funds, and still had $2,683,285 in funds available, to be collected and used for grant purposes generally within 30 months.

All of the company's revenue is presently derived from Grant funds.

Phoenix PharmaLabs, Inc.

A Utah Corporation

Financial Statement (Unaudited)

December 31, 2019

PHOENIX PHARMALABS, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

		2019
ASSETS		
Current Assets:		
Cash and cash equivalents	$	761,206
Other assets		-0-
Total Current Assets		761,206
TOTAL ASSETS	$	761,206
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$	65,276
Related party loans payable - current		2,058,665
Total Current Liabilities		2,123,941
Total Liabilities		2,123,941
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.0001, 5,000,000 shares authorized, -0- shares issued and outstanding as of December 31, 2019		-0-
Common Stock, $0.0001 par, 55,000,000 shares authorized, 26,479,697 shares issued and outstanding as of December 31, 2019		2,647
Additional paid-in capital		6,240,748
Accumulated deficit		(7,606,130)
Total Stockholders' Equity/(Deficit)		(1,362,735)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	761,206

PHOENIX PHARMALABS, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019

	2019
Net revenues	$ 1,285,068
Costs of net revenues	
Gross profit/(loss)	1,285,068
Operating Expenses:	
Compensation paid by equity	733
Compensation paid by debt	96,088
Compensation paid by cash	395,393
General & administrative	293,005
Research & development	977,794
Total Operating Expenses	1,763,013
Loss from operations	(477,945)
Other Income/(Expense):	
Interest expense	
Total Other Income/(Expense)	
Provision for income taxes	
Net loss	$ (477,945)
	-

Note 1: ONGOING GRANTS

<u>Grant Awards</u>
On July 26, 2018 The National Institutes of Health awarded the Company a grant in the amount of $186,687. As of December 31, 2019, the Company had drawn $25,788 of the available funds, and still had $160,899 in funds available.

On September 17, 2018 The United States Army Medical Research and Material Command awarded the Company a grant in the amount of $2,724,151. As of December 31, 2019, the Company had drawn $40,866 of the available funds, and still had $2,683,285 in funds available.

PHOENIX PHARMALABS, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019

		2019
Cash Flows from Operating Activities		
Net loss	$	(477,945)
Adjustments to reconcile net loss to net cash used in operating activities		
Related party loans payable issued for services	$	(50,695)
Common stock issued for services	$	-
Increase/(Decrease) in accounts payable	$	34,867
Net Cash Used In Operating Activities	$	(493,773)
Cash Flows from Investing Activities		
Adjustment to reconcile fixed assets	$	-
Proceeds from conversion	$	-
Net Cash Provided By Financing Activities	$	-
Cash Flows from Financing Activities		
Proceeds from issuance of common stock	$	401
Paid in Capital	$	1,103,552
Other	$	-
Net Cash Provided By Financing Activities	$	1,103,953
Net Change in Cash	$	610,180
Cash at Beginning of Period	$	151,025
Cash at End of Period	$	761,205

PHOENIX PHARMALABS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2019

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity / (Deficit)
	Shares	Amount	Shares	Amount			
Balance at December 31, 2018	2,650,000	$ 265	22,465,213	$ 2,246	$ 5,137,196	$ (7,128,184)	$ (1,988,474)
Common stock issued for cash	-	$ -	1,364,484	$ 136	$ 1,103,552	$ -	$ 1,103,688
Common stock issued for services	-	$ -	-	$ -	$ -	$ -	$ -
Preferred stock converted to Common	(2,650,000)	$ (265)	2,650,000	$ 265	$ -	$ -	$ 265
Net loss	-	$ -	-	$ -	$ -	$ (477,945)	$ (477,945)
Balance at December 31, 2019	-	$ -	26,479,697	$ 2,647	$ 6,240,748	$ (7,606,130)	$ (1,362,735)